Exhibit 1

Harry Winston Diamond Corporation Announces First Quarter Fiscal 2009 Results

TORONTO, CANADA (June 4, 2008) – Harry Winston Diamond Corporation (TSX: HW; NYSE: HWD) today reported first quarter results for the period ending April 30, 2008.  The Company recorded an increase in consolidated sales for the quarter of 10%, generating an 18% increase in gross margin and a 10% increase in consolidated earnings from operations compared to the results of the first quarter of the prior year. Consolidated quarterly sales totalled $156.1 million with earnings from operations of $39.6 million compared to $141.4 million and $36.0 million, respectively, for the comparable quarter of the prior year.

Net earnings were $21.3 million, or $0.35 per share, compared to net earnings of $3.3 million, or $0.06 per share, respectively, in the first quarter of the prior year. Net earnings for the comparable quarter of the prior year were reduced by a net $13.3 million foreign exchange loss, or $0.23 per share, as a result of the strengthening of the Canadian dollar relative to the US dollar during the quarter, compared to a net $0.2 million foreign exchange gain in the current quarter.

Earnings from operations for the mining segment increased 13% to $42.0 million compared to the comparable quarter of the prior year. Extreme cold temperatures, compounded by the mining of a lower-grade section of the A-154 South ore body, caused a 31% decrease in carat production, with  0.7 million being produced in the quarter versus 1.0 million for the comparable quarter of the prior year. Mining sales, however, were down only 2% to $81.4 million as higher diamond prices compensated for reduced volume.

The retail segment recorded a 27% increase in sales to $74.7 million. However, a $2.0 million non-recurring expense related to restructuring and improvements carried out at the Geneva watch factory resulted in the retail segment recording a loss from operations of $2.4 million.  Excluding the impact of the restructuring charge, loss from operations would have been $0.3 million compared to a loss of $1.1 million in the comparable quarter of the prior year.

First Quarter Fiscal 2009 Financial Highlights
(US$ in millions except Earnings per Share amounts)

	Three months ended Apr. 30, 2008	Three months ended Apr. 30, 2007	Twelve months ended Jan. 31, 2008
Sales	156.1	141.4	679.4
Earnings from operations	39.6	36.0	217.7
Net earnings	21.3	3.3	106.4
Earnings per share	$0.35	$0.06	$1.82

“This quarter has delivered improved operating results in both of our business segments despite a rough diamond production shortfall and a troubled economy in the principle diamond retail market of the US. Robust pricing continues for the white rough diamonds that are the signature of the Diavik Mine as production shortfalls meet increased demand from emerging economies. Our jewelry business has turned in exceptional sales growth, principally from global customers beyond the US, as we continue to improve both revenues and costs in this truly global brand,” said Robert Gannicott, Chairman and Chief Executive Officer.

Thomas J. O’Neill, President of Harry Winston Diamond Corporation added, “First quarter sales in our retail segment were particularly strong as our strategy to build market share through a growing network of salons and strengthening our watch business progressed. Although gross margin was impacted by high value individual sales at lower margins, this was mitigated by lower SG&A as a percentage of the increased sales base.  Transactions to Asian, Russian and Middle Eastern clients more than offset the decline in the US and continue to grow as a proportion of our business.  We look forward to a year of continued sales growth and improved profitability.”

Dividend Announcement

Harry Winston Diamond Corporation is pleased to declare an eligible quarterly dividend payment of US$0.05 per share.  Shareholders of record at the close of business on July 15, 2008, will be entitled to receive payment of this dividend on July 29, 2008.

Annual Meeting of Shareholders and Webcast

As previously announced, Harry Winston Diamond Corporation will hold its Annual Meeting of Shareholders on June 4th at 10:00AM EDT at the Fairmont Royal York Hotel located at 100 Front Street West, Toronto, Ontario.  Interested parties unable to attend may listen to a webcast of the meeting and a review of the first quarter results on the company’s web site at http://investor.harrywinston.com.  An online archive of the webcast will be available on the company's website at http://investor.harrywinston.com later the same day.

Information in this news release that is not current or historical factual information may constitute forward-looking information or statements within the meaning of applicable securities laws. Implicit in this information, particularly in respect of statements as to future operating results and economic performance of Harry Winston Diamond Corporation, are assumptions regarding world economic conditions, projected revenue and expenses, diamond prices, and the Canadian/US dollar exchange rate. Specifically, in estimating Harry Winston Diamond Corporation’s share of the Diavik Mine capital expenditure requirements, Harry Winston Diamond Corporation has used a Canadian/US dollar exchange rate of $1.00, and has assumed that construction will continue on schedule and without undue disruption with respect to current underground mining construction initiatives. These assumptions, although considered reasonable by Harry Winston Diamond Corporation at the time of preparation, may prove to be incorrect. Forward-looking information is subject to certain factors, including risks and uncertainties, which could cause actual results to differ materially from what we currently expect. These factors include, among other things, the uncertain nature of mining and mine development activities, risks associated with underground construction activities, risks associated with joint venture operations, risks associated with the remote location of the Diavik Mine site, risks associated with regulatory and financing requirements, fluctuations in diamond prices, changes in world economic conditions, increased competition from other luxury goods retailers, changes in consumer preferences and tastes in jewelry, and the risk of continued fluctuations in the Canadian/US dollar exchange rate.

About Harry Winston Diamond Corporation

Harry Winston Diamond Corporation (TSX: HW; NYSE: HWD) is a specialist diamond enterprise with assets in the mining and retail segments of the diamond industry. The company supplies rough diamonds to the global market from its 40% interest in the Diavik Diamond Mine, located in Canada’s Northwest Territories.  The company’s retail division, Harry Winston, Inc., is a premier jewelry and timepiece retailer with salons in key locations including New York, Paris, London, Beijing, Tokyo and Beverly Hills. For more information, please go to www.harrywinston.com or for investor information, visit investor.harrywinston.com.

Contact:

Kelley Stamm
kstamm@harrywinston.com
 416.362.2237 ext.223